09040394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM~~ X-17A-5
PART III

SEC FILE NUMBER
8- 34602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4370 La Jolla Village Drive
(No. and Street)

San Diego	**CA**	**92122-1253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M Jaffe, President **858-452-3100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

10616 Scripps Summit Court, #100	**San Diego**	**CA**	**92131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert M. Jaffe, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Associates, Inc. ("the Company") as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego

On March 30, 09 before me, Julia Y. Mahmood, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Robert M. Jaffe
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/h~~er/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

JULIA Y. MAHMOOD
Commission # 1707506
Notary Public - California
San Diego County
MyComm. Expires Dec 26, 2010

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] Mahmood
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 3\30\09 Number of Pages: 2

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

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Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

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Sorrento Associates, Inc.
(SEC I.D. No. 8-34602)

Statements of Financial Condition
December 31, 2008 and 2007

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Contents

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

10616 Scripps Summit Court, Suite 100
San Diego, California 92131
858-795-2000 ph
858-795-2001 fx
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors of
Sorrento Associates, Inc.
La Jolla, California

We have audited the accompanying statements of financial condition (the "Statement") of **Sorrento Associates, Inc.** ("the Company"), as of December 31, 2008 and 2007. The statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of **Sorrento Associates, Inc.** as of December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

March 31, 2009

Sorrento Associates, Inc.

Statements of Financial Condition

December 31,		2008		2007
Assets				
Current Assets				
Cash and cash equivalents	$	**1,279,588**	$	666,472
Marketable equity security		**6,554**		41,132
Investments in limited partnerships		**335,500**		446,697
Prepaids and other current assets		**184,668**		209,302
Income tax receivable		**169,702**		-
Deferred income taxes		**61,000**		5,000
Total current assets		**2,037,012**		1,368,603
Fixed Assets - Net		**107,958**		141,475
Note Receivable - Related Party		**-**		450,000
Deferred Income Taxes		**203,000**		142,000
	$	**2,347,970**	$	2,102,078

Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	**29,626**	$	7,956
Accrued retirement liabilities		**967,779**		383,182
Total liabilities		**997,405**		391,138
Commitments and Contingencies (Note 7)				
Stockholder's Equity				
Common stock, $0.00001 par value; 1,000,000 shares authorized and 5,000 shares issued and outstanding		**-**		-
Additional paid-in capital		**175,390**		175,390
Retained earnings		**1,175,175**		1,535,550
Total stockholder's equity		**1,350,565**		1,710,940
	$	**2,347,970**	$	2,102,078

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying statements of financial condition follows.

Nature of operations

Sorrento Associates, Inc. (the "Company"), a Delaware Corporation, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company's primary operation is to manage various partnerships and its principal source of revenue is derived from management fees. See Note 2 for identification of the various partnerships managed by the Company.

Use of estimates

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash in demand deposit accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Fair value measurement – definition and hierarchy

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, were effective for the Company's financial statements beginning on January 1, 2008.

SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. SFAS No. 157 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are

Fair value measurement – definition and hierarchy, cont'd

inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of investments and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for investments categorized in Level 3.

The adoption of SFAS No. 157 did not have material impact on the Company's statements of financial condition.

Marketable security

The marketable security, deemed a trading security, consists of common stock and is valued at market value which is categorized as Level 1 investment according to SFAS No. 157. The Company follows the guidance provided by SFAS No. 157 and records security transactions on the trade date. Realized gains and losses on securities transactions are accounted for on a specific identification basis.

As of December 31, 2008 and 2007, the Company held a marketable security with a cost basis of $64,975 and $64,975 and a market value of $6,554 and $41,132, respectively.

Investments in partnerships

The limited partnerships, Level 3 investments discussed in Note 2, record their investments at fair market value and the Company accounts for its ownership interest in these limited partnerships under the equity method. The limited partnership's income or loss includes the realized and unrealized gains and losses on its investments. The amount reported under the caption "Investments in limited partnerships" includes the increase or decrease in the Company's share of the results of operations of the limited partnerships listed in Note 2.

Fixed assets

Fixed assets include furnishings, fixtures, equipment, and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred. The following summarizes the economic lives assumed by the Company.

Equipment	5 years
Furniture, fixtures, and vehicles	5 years
Leasehold improvements	5 years

Defined benefit plan

The provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)*, were effective for the Company's financial statements beginning January 1, 2007. SFAS No. 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit and pension and other postretirement benefit plans. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. See Note 6.

Income taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

New accounting standards

In June 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, which is an interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 will be effective for the Company beginning January 1, 2009. Management has not yet determined the impact of adopting FIN No. 48 on the Company's statements of financial condition.

In February 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning on or after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company's statements of financial condition.

New accounting standards, cont'd

In December 2007 the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.* SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary. SFAS No. 160 also provides guidance on presentation of consolidated income. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management has not yet determined the impact of adopting SFAS No. 160 on the Company's financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, *Effective Date of FASB Statement No. 157.* FSP No. 157-2 delays the effective date of SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP No. 157-2 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP No. 157-2 did not have a material impact on the Company's statements of financial condition.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"). FSP No. 157-3 clarifies the application of FASB No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP No. 157-3 did not have a material impact on the Company's statements of financial condition.

2. Investments in Partnerships

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII"), and Sorrento Equity Partners I.V., L.P. ("SEPIV") (collectively referred to as "Sorrento Equity entities"). SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE). SEPIV is the general partner of Sorrento Ventures IV, L.P. ("SVIV"). SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (collectively,

2. Investments in Partnerships, Cont'd

the "Partnerships") are limited partnerships, which invest in securities of companies located primarily in San Diego, California. These investment securities are generally deemed to be venture capital investments.

As ultimate general partner, the Company may be liable for the obligations of SVIIB, SVIIC, SVIII, SVCE, and SVIV to the extent that obligations exceed assets.

Profits and losses, and all cash, which the general partner does not expect to use for the operations of SVIIB, SVIIC, SVIII, SVCE and SVIV are generally allocated per the terms of the partnership agreements.

At December 31, 2008 and 2007, the Company, as general partner or ultimate general partner, is committed to make no additional capital contributions to the partnerships.

3. Income Taxes

As of December 31, 2008 and 2007, a current deferred tax asset of $61,000 and $5,000, respectively, had been recognized for the temporary differences primarily related to net operating loss, disqualified pension and unrealized loss on investments in partnership.

Non-current deferred tax assets of $203,000 and $142,000 at December 31, 2008 and 2007, respectively, had been recognized for the temporary difference related to financial statement depreciation in excess of depreciation recorded for income tax purposes, for capital loss carryovers, and for disqualified pension costs.

At December 31, 2008 and 2007, there was no valuation allowance, as management estimates it is more likely than not that the benefits will be utilized in future years.

4. Fixed Assets

Fixed assets consisted of the following:

December 31,	**2008**	2007
Automobiles	**$ 257,677**	$ 303,103
Office equipments	**152,534**	180,192
Lease improvements	**83,687**	83,687
Furniture and fixtures	**43,051**	37,987
	536,949	604,969
Less accumulated depreciation and amortization	**(428,991)**	(463,494)
	$ 107,958	$ 141,475

4. Fixed Assets, Cont'd

Depreciation and amortization expense was approximately $64,000 and $65,000 for 2008 and 2007, respectively.

5. Related Party Transactions

Certain limited partners of the venture partnerships as discussed in Note 2 are members of the partnerships' advisory boards. The partnerships have investments in entities whose boards of directors include individuals who are also limited partners of the partnerships.

On November 15, 2006, the Board of Directors approved the note receivable to an Officer and Director of the Company totaling $750,000, which bears interest at 5% per annum. The note is secured and was due and payable on December 31, 2008. Interest income related to this note receivable was approximately $13,000 and $38,000 for 2008 and 2007, respectively. The note's outstanding principal balance was $0 and $450,000 as of December 31, 2008 and 2007, respectively.

6. Employee Benefit Plans

Money purchase plan

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 6% of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability, or termination of employment.

Defined benefit plan

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is based on the employee's highest three-year-average salary. Employees are eligible after one year of service and having attained age 21. After two years of employment, employees become 20% vested and are fully vested after six years of employment. As discussed in Note 1, effective December 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No.158. This Statement requires a company to recognize the funded status of the defined benefit pension and other postretirement plans as a net asset or liability on the balance sheet.

Defined benefit plan, cont'd

The Company's annual minimum obligation is computed based upon actuarial calculations and is approximately $240,000 for 2008. As of December 31, 2008 and 2007, the accumulated benefit obligation was approximately $723,000 and $684,000, respectively. Net periodic pension cost recognized in 2008 and 2007 was $102,636 and $91,479, respectively. As of December 31, 2008 and 2007, there was no amount presented as other comprehensive income as the amount was insignificant.

The Company's defined benefit pension plan invests approximately 76% in hedged equity fund and 24% in cash and money market fund as of December 31, 2008.

The following table sets forth the plan's obligations, funded status, and assumptions as prepared by the Plan's actuary:

Projected Benefit obligation, beginning of year	$ 684,313
Service cost	97,008
Interest cost	40,935
Benefits paid	147,330
Actuarial gain	(246,396)
Projected Benefit obligation, end of year	$ 723,190
Fair value of plan assets, beginning of year	$ 604,614
Actual return on plan assets	(90,624)
Employer contribution	115,866
Benefits paid	(147,330)
Fair value of plan assets, end of year	$ 483,526
Funded status	$ (239,664)
Components of net periodic pension cost:	
Service cost	$ 97,008
Interest cost	40,935
Expected return on assets	(40,103)
Amortization of loss	509
Amortization of prior service cost	4,287
Net periodic pension cost	$ 102,636

Defined benefit plan, cont'd

Weighted-average assumptions as of December 31, 2008:

Used to determine benefit obligation:	
Discount rate	6%
Used to determine periodic benefit cost:	
Discount rate	6%
Expected long-term return benefit assets	6%

Nonqualified Deferred Compensation Plan (NQDC)

Effective January 1, 1998, the Company established a nonqualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC Committee. Currently the Committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20% per year, after two full years of service, until fully vested. During 2000 the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death, or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years, as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan's assets, in the amount of $388,243 and $395,571, are included in cash and cash equivalents in the accompanying statements of financial condition at December 31, 2008 and 2007, respectively. The NQDC Plan's obligations, in the amounts $294,648 and $304,483, are included in accrued retirement liabilities in the accompanying statements of financial condition at December 31, 2008 and 2007, respectively. During 2008 and 2007, the NQDC Plan's assets had losses and earnings of ($7,328) and $9,272, respectively. The assets in the Rabbi Trust are subject to the claim of the general creditors of the Company. The Company had no accrued employer contribution at December 31, 2008 and 2007.

7. Commitments

Operating leases

In March 2008 the Company extended the original lease term until June 30, 2010.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31,		
2009	$	221,610
2010		112,716
Total	$	334,326

Litigation

In the normal course of business, the Company is occasionally named as a defendant in various lawsuits. It is the opinion of management and of legal counsel that the outcome of any pending lawsuits will not materially affect the operations or the financial condition of the Company.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital, both of which are defined terms, not to exceed 15 to 1. The Company's ratio at December 31, 2008 was 3.61 to 1. The basic concept of the rule is liquidity, with its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2008, the Company had net capital of $276,055, which was $209,561 in excess of the amount required by the Securities and Exchange Commission.

9. Reserve Requirement for Brokers and Dealers in Securities

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.